UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Transphorm, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

None
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS
KKR Phorm Investors L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,988,480

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,988,480

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS
KKR Phorm Investors GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,988,480

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,988,480

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,988,480

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,988,480

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,988,480

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,988,480

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,988,480

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,988,480

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,988,480

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,988,480

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,988,480

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,988,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,988,480

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,988,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the shares of common stock, $0.0001 par value (the “Common Stock”), of Transphorm, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on March 13, 2020, as amended by Amendment No. 1 filed on July 21, 2020 (and as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Initial Statement.

This Amendment No. 2 is being filed by:

(i)	KKR Phorm Investors L.P., a Delaware limited partnership;

(ii)	KKR Phorm Investors GP LLC, a Delaware limited liability company;

(iii)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;

(iv)	KKR Group Holdings Corp., a Delaware corporation;

(v)	KKR & Co. Inc., a Delaware corporation;

(vi)	KKR Management LLP, a Delaware limited liability partnership;

(vii)	Henry R. Kravis, a United States citizen; and

(viii)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (viii) are collectively referred to herein as the “Reporting Persons”).

Item 2.	Identity and Background.

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

(b)	The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and Messrs. Bae, Nuttall, Lewin and Sorkin and the other individuals named in this Item 2 is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The business address for George R. Roberts is:
c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 5, 2021, KKR Phorm Investors L.P. entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer pursuant to which it (i) purchased 1,000,000 shares of Common Stock of the Issuer, and received a warrant to purchase 208,333 shares of Common Stock at an exercise price of

$6.00 per share, for an aggregate purchase price of $5,000,000, and (ii) was granted the right to purchase an additional 500,000 shares of Common Stock and receive an additional warrant to purchase 104,167 shares of Common Stock at an exercise price of $6.00 per share, for an aggregate additional purchase price of $2,500,000.  The source of funds required for the purchases are from capital contributions from investors in KKR Phorm Investors L.P.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons may be deemed to beneficially own an aggregate of 22,988,480 shares of Common Stock, which includes 500,000 shares of Common Stock that KKR Phorm Investors L.P. has a right to purchase and 312,500 shares of Common Stock underlying warrants, 208,333 of which underlie warrants currently owned and 104,167 of which underlie warrants which may be acquired in the future as described in Item 3 above.  Such shares of Common Stock currently owned or which may be acquired in the future represent, in the aggregate, approximately 45.8% of the outstanding shares of the Issuer’s Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

The percentage of beneficial ownership in this Schedule 13D is based on 49,393,770 shares of Common Stock outstanding as of close of business on November 5, 2021, as provided by the Issuer.

Each of KKR Phorm Investors GP LLC (as the general partner of KKR Phorm Investors L.P.), KKR Group Partnership L.P. (as the sole member of KKR Phorm Investors GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned directly by KKR Phorm Investors L.P.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.

(c) Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

Securities Purchase Agreement

On November 5, 2021 (the “First Closing Date”), KKR Phorm Investors L.P. entered into the Securities Purchase Agreement with the Issuer pursuant to which it (i) purchased 1,000,000 shares of Common Stock of the Issuer, and received a warrant to purchase 208,333 shares of Common Stock at an exercise price of $6.00 per share, for an aggregate purchase price of $5,000,000 (the “First Closing Securities”), and (ii) was granted the right to purchase an additional 500,000 shares of Common Stock and receive an additional warrant to purchase 104,167 shares of Common Stock at an exercise price of $6.00 per share, for an aggregate additional purchase price of $2,500,000 (the “Second Closing Securities”).  The right to purchase the Second Closing Securities will expire on the earlier of (i) the third anniversary of the First Closing Date, (ii) a Change in Control (as defined in the Securities Purchase Agreement), or (iii) the 90th day following the later of (A) the date on which a registration statement registering the resale of the shares of Common Stock purchased as part of the First Closing Securities is declared effective by the Securities and Exchange Commission, or (B) the date on which the Common Stock is first listed on Nasdaq.

Registration Rights Agreement

On November 5, 2021, the Issuer entered into a registration rights agreement with KKR Phorm Investors L.P. and the other parties thereto (the “Registration Rights Agreement”), pursuant to which it agreed to register all of the shares of Common Stock issued (currently, or at any subsequent closing)to KKR Phorm Investors L.P. under the Securities Purchase Agreement, as well as those shares of Common Stock issued (currently, or at any subsequent closing) to the other investors under similar securities purchase agreements.  KKR Phorm Investors L.P. and the other parties to the Registration Rights Agreement also have piggyback registration rights.  The registration rights set forth in the Registration Rights Agreement are subject to certain limitations, conditions and other terms, including certain liquidated damages in the event the Issuer breaches its obligations thereunder. Affiliate transferees may also become a party to the Registration Rights Agreement, and receive rights thereunder.

Common Stock Warrants

Pursuant to the Securities Purchase Agreement, at the initial closing, KKR Phorm Investors L.P. was issued a warrant (the “First Warrant”) to purchase 208,333 shares of Common Stock, at an exercise price of $6.00 per share, with a term of three years.  The First Warrant can be exercised for cash or through a net exercise provision.  If, and to the extent that, KKR Phorm Investors L.P. elects to exercise its right to invest an additional $2,500,000 in a second closing, it will be issued an additional warrant to purchase 104,167 shares of Common Stock at an exercise price of $6.00 per share, with a term expiring on the same date as the First Warrant. This second warrant, if issued, will also be exercisable for cash or through a net exercise provision.

The foregoing descriptions of the Securities Purchase Agreement, the Registration Rights Agreement and the Common Stock Warrants do not purport to be complete and are qualified in their entirety by reference to such documents, copies of which are filed as Exhibits H, I and J to this Schedule 13D and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows

Exhibit No.	Description
H	Securities Purchase Agreement by and between KKR Phorm Investors L.P. and Transphorm, Inc. dated as of November 5, 2021

I	Registration Rights Agreement by and among KKR Phorm Investors L.P., Transphorm, Inc. and the other parties thereto dated as of November 5, 2021

J	Warrant to Purchase Shares of Common Stock by and between KKR Phorm Investors L.P. and Transphorm, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2021	KKR PHORM INVESTORS L.P.

	By:	KKR Phorm Investors GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Vice President, Finance

KKR PHORM INVESTORS GP LLC

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Vice President, Finance

KKR GROUP PARTNERSHIP L.P.

	By:	KKR Group Holdings Corp., its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

Annex A

Annex A is hereby amended and restated as follows:

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Arturo Gutierrez, who is a citizen of Mexico, Xavier Niel, who is a citizen of France and Evan Spiegel, who is a citizen of the United States and France.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.
George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.
Adriane Brown	Managing Partner of Flying Fish Partners
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
Arturo Gutierrez	Chief Executive Officer of Arca Continental, S.A.B. de C.V.
John B. Hess	Chief Executive Officer of Hess Corporation
Dane Holmes	Chief Executive Officer and Co-Founder of Eskalera Inc.
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley
Evan Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.